

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 24, 2017

Mr. Kevin Chapman
Chief Financial Officer
Renasant Corporation
209 Troy Street
Tupelo, MS 38804

> **Re:** **Renasant Corporation**
> **Registration Statement on Form S-4**
> **Filed March 17, 2017**
> **File No. 333-216813**

Dear Mr. Chapman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Mark Jeanfreau, Esq.